FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc. (the “Company”) Suite 1800 – 1500 West Georgia Street Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

The material change was announced on February 12, 2007

Item 3.	News Release:

A news release announcing the material change was issued on February 12, 2007 for Canadian and U.S. distribution through PrimeNewswire.

Item 4.	Summary of Material Change:

The Company learned that its exclusive Canadian distribution agreement with Hansen Natural Corporation will be terminated

Item 5.	Full Description of Material Change:

Leading Brands is presently the exclusive distributor of Hansen Energy Drinks in Canada pursuant to an agreement that requires a material termination payment to be made by Hansen to the Company in the event of its early cancellation. The Company at present has received no termination notice, although the issuance of the news release by Hansen on February 12, 2007 foreshadows that event.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer (604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

February 13, 2007